Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: August 17, 2021

The following press release was issued by Riverstone Energy Limited, an affiliate of Decarbonization Plus Acquisition Sponsor III LLC, on August 17, 2021. Decarbonization Plus Acquisition Sponsor III LLC is the sponsor of Decarbonization Plus Acquisition Corporation III.

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Press release

RNS Number : 8165I

Riverstone Energy Limited

17 August 2021

LEI: 213800HAZOW1AWRSZR47

Riverstone Energy Limited Purchases Interest in a Samsung Ventures Portfolio

London, UK (17 August 2021). Riverstone Energy Limited (“REL”) has purchased an interest in one of Samsung Ventures’ battery technology focused venture capital portfolios (the “Samsung Portfolio”) for $30.0 million. The remaining interest was purchased by Riverstone affiliates for $3.0 million. The Samsung Portfolio consists of seven unrealised investments with the majority of value deriving from over 1.66 million shares of Solid Power, Inc (“Solid Power”).

On 15 June 2021, Solid Power, an industry-leading producer of all-solid-state rechargeable batteries for electric vehicles and mobile power markets, announced a merger with Decarbonization Plus Acquisition Corporation III (“DCRC”). REL owns founder shares and warrants in DCRC and has a commitment to purchase $20 million of DCRC common stock in a private placement transaction at $10 per share. Assuming $10 per share of DCRC common stock, the Samsung Portfolio’s Solid Power shares would be valued at approximately $64 million.

This investment, along with the recent decarbonisation investments in Decarbonization Plus Acquisition Corporation II, III & IV, FreeWire Technologies, GoodLeap (formerly Loanpal) and Hyzon Motors, demonstrates REL’s continued efforts to increase its exposure to the global energy transition thematic while also providing the opportunity to create value for its shareholders.

About Riverstone Energy Limited:

REL is a closed-ended investment company that invests exclusively in the global energy industry across all sectors. REL aims to capitalise on the opportunities presented by Riverstone’s energy investment platform. REL’s ordinary shares are listed on the London Stock Exchange, trading under the symbol RSE. Following this investment in the Samsung Portfolio, REL has 14 active investments spanning decarbonisation, oil and gas, renewable energy and power in the Continental U.S., Western Canada, Gulf of Mexico and Europe.

For further details, see www.RiverstoneREL.com

About Riverstone Holdings LLC:

Riverstone is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately US$41 billion of capital raised. Riverstone conducts buyout and growth capital investments in the E&P, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston, Mexico City, Amsterdam and Menlo Park, Riverstone has committed nearly US$43 billion to more than 200 investments in North America, Latin America, Europe, Africa, Asia, and Australia.

For further details, see www.RiverstoneLLC.com

Neither the contents of Riverstone Energy Limited’s nor Riverstone Holdings’ websites nor the contents of any website accessible from hyperlinks on the websites (or any other website) is incorporated into, or forms part of, this announcement.

Media Contacts

For Riverstone Energy Limited:

Josh Prentice

+44 20 3206 6300

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•	© Riverstone Energy Limited 2021

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving Decarbonization Plus Acquisition Corporation III (“DCRC”) and Solid Power, Inc. (“Solid Power”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-258681) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by DCRC. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the stockholder meeting of DCRC to vote on the business combination. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to stockholders of DCRC as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Decarbonization Plus Acquisition Corporation III, 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in the Solicitation

DCRC and Solid Power and their respective directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of DCRC’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DCRC, Solid Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including DCRC’s or Solid Power’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business plan and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the Registration Statement filed in connection with the business combination. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.